UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —) *
Seahawk Drilling, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
81201R107

(CUSIP Number)
Chris Kirkpatrick, Esq.
Hayman Capital Management, L.P.
2101 Cedar Springs Road, Suite 1400
Dallas, Texas 75201
(214) 347-8050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS. Hayman Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		974,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		974,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS. Hayman Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		974,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		974,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS J. Kyle Bass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		974,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		974,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Schedule 13D (the “Schedule 13D”) reflects changes to the information in the Schedule 13G relating to the Common Stock (the “Common Stock”) of Seahawk Drilling, Inc. (the “Issuer”) filed February 15, 2011 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”).
Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.
Item 2. Identity and Background.
     (a) This Schedule 13D is jointly filed by and on behalf of each of Hayman Capital Management, L.P. (“Hayman Capital Management”), Hayman Investments, L.L.C. (“Hayman Investments”), and J. Kyle Bass (individually, a “Reporting Person” and collectively, the “Reporting Persons”).
     (b) The address of the principal business office of the Reporting Persons is: 2101 Cedar Springs Road, Suite 1400, Dallas, Texas 75201.
     (c) The principal business of Hayman Capital Management is acting as an investment adviser to, and managing investment and trading accounts of, other persons, including Hayman Capital Master Fund, L.P. (“HCMF”). Hayman Capital Management may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including HCMF. The principal business of Hayman Investments is serving as the general partner of Hayman Capital Management. Hayman Investments may be deemed to control Hayman Capital Management and beneficially own securities owned by Hayman Capital Management. The present principal occupation of Mr. Bass is serving as the Managing Member of Hayman Investments. Mr. Bass may be deemed to control Hayman Investments and beneficially own securities owned by Hayman Investments.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.
     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) The citizenship of Mr. Bass is the United States. Hayman Capital Management is a Delaware entity. Hayman Investments is a Texas entity.
Item 3. Source and Amount of Funds or Other Consideration.
     HCMF acquired an aggregate of 974,500 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of $4,215,721 (excluding commissions). The source of funds for the purchase of the shares of Common Stock was the general working capital of HCMF.
Item 4. Purpose of the Transaction.
     On February 24, 2011, Hayman Capital Management, on behalf of HCMF, was appointed by the United States Trustee to an official committee of stockholders (the “Equity Committee”) in connection with the Issuer’s bankruptcy proceedings in the United States Bankruptcy Court for the Southern District of Texas pursuant to the Notice of Appointment of Committee of Equity Security Holders. A copy of this notice is filed as Exhibit 99.2 hereto and incorporated herein by reference. Hayman Capital Management, on behalf of HCMF, intends to participate as a member of the Equity Committee.
     As described in Item 6 below, on February 22, 2011, Hayman Capital Management entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with the Issuer, pursuant to which Hayman Capital Management agreed, among other things, to maintain the confidentiality of certain non-public information relating to the Issuer and its affiliates, including, among other things, information regarding the possible debtor in possession financing transaction (the “Possible DIP Loan”) between the Issuer and its affiliates and subsidiaries and Hayman

Capital Management and its affiliates and subsidiaries. A summary of the Confidentiality Agreement is set forth in Item 6 below and incorporated by reference herein
     The Reporting Persons have not entered into any agreement, arrangement or understanding with the other members of the Equity Committee or any other stockholder of the Issuer. The Reporting Persons expressly disaffirm membership of a group with other members of the Equity Committee or any other stockholder of the Issuer for the purposes of Section 13d-5 under the Securities Exchange Act of 1934. Although Hayman Capital Management is a member of the Equity Committee, the Reporting Persons are entitled to and will make independent decisions with regard to their holdings.
     The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities. The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.
     Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate, discuss and implement various plans or proposals, including plans or proposals by any other stockholder of the Issuer, who may or may not be members of the Equity Committee, or other persons, intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or pursuing potential strategic alternatives to the Issuer’s proposed sale transaction with Hercules Offshore, Inc. or otherwise seeking to influence or change the Issuer’s bankruptcy proceedings or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.
     From time to time, HCMF may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account. HCMF may also, from time to time, hold the Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, HCMF may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.
     The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.
Item 5. Interest in Securities of the Issuer.
     (a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below.

				Price
Transaction	Effecting	Shares	Shares	Per	Description
Date	Person(s)	Acquired	Disposed	Share(1)	of Transaction
2/15/2011	Hayman Capital Master Fund, L.P.	750,000	0	$4.35	Open market
2/16/2011	Hayman Capital Master Fund, L.P.	250,000	0	$4.25	Open market
3/2/2011	Hayman Capital Master Fund, L.P.	0	25,500	$5.24	Option Assignment

(1)	Average price per share excluding commissions.
     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.
     (d) Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, LP, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On February 22, 2011, Hayman Capital Management entered into the Confidentiality Agreement with the Issuer. Pursuant to the Confidentiality Agreement, Hayman Capital Management agreed, among other things, to maintain the confidentiality of certain non-public information relating to the Issuer and its affiliates, including, among other things, information regarding the Possible DIP Loan between the Issuer and its affiliates and subsidiaries and Hayman Capital Management and its affiliates and subsidiaries. A copy of the Confidentiality Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

     Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer. To the knowledge of each Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)

99.2	Notice of Appointment of Committee of Equity Security Holders, dated February 24, 2011 (furnished herewith)

99.3	Confidentiality Agreement, dated February 22, 2011 (furnished herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2011	Hayman Capital Management, L.P.

	By:	Hayman Investments, L.L.C.
	Its:	General Partner

	By: Name:	/s/ Christopher E. Kirkpatrick Christopher E. Kirkpatrick
	Title:	General Counsel

Hayman Investments, L.L.C.

	By: Name:	/s/ Christopher E. Kirkpatrick Christopher E. Kirkpatrick
	Title:	General Counsel

J. Kyle Bass

	By: Name:	/s/ J. Kyle Bass J. Kyle Bass

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)

99.2	Notice of Appointment of Committee of Equity Security Holders, dated February 24, 2011 (furnished herewith)

99.3	Confidentiality Agreement, dated February 22, 2011 (furnished herewith)